UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 10, 2022, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude legal and other related expenses in relation to the following legal matters among other matters:

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and September 15, 2020. The Company has not yet responded to the amended complaint. The Company has not accrued any losses other than legal fees with connection with this lawsuit. The Company’s position is that this lawsuit has no merit and it intends to defend its position vigorously.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding. The Company has not accrued any losses other than legal fees with connection with this lawsuit. The Company’s position is that the lawsuit has no merit and it intends to defend its position vigorously.

As previously disclosed, the Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information to the SEC and has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. As previously noted, the Company is cooperating with the SEC in responding to its requests. As previously noted , the duration and outcome of this matter cannot be predicted at this time.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between the plaintiff and Gibraltar that was entered into in 2015. The plaintiff demanded payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar. On February 15, 2022, the Company moved to dismiss the complaint on the grounds, among others, that it was not a party to the agreement with the plaintiff, and it is not Gibraltar’s legal successor for any liabilities that Gibraltar may owe to the plaintiff. On June 4, 2022, the Court granted the motion to dismiss with leave to amend. The plaintiff did not amend the complaint, and on July 20, 2022, the Court entered judgment in the Company’s favor.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contains certain quotes by the Chief Executive Officer of the Company, is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

The press release attached as Exhibit 99.1 hereto corrects an inadvertent error made in the Company’s statement of cash flows for the second fiscal quarter ended June 30, 2022. The Company’s Form 6-K filed with the SEC on August 16, 2022 included approximately $13.557 million in “Proceeds from the sale of marketable securities” that should have been included in “Cash flows from (used in) investing activities” instead of “Cash flows from financing activities.” The Company has retroactively corrected the classification, and the change has no impact on the Company’s overall cash position or liquidity. This inadvertent error is related to our previously discussed material weaknesses in our internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of the Company’s Form 20-F for the year ended December 31, 2021 filed on May 2, 2022. Pursuant to the Company’s remediation plan, the Company is committed to maintaining a strong internal control environment, including enhancing and supplementing the finance team and resources with an appropriate level of knowledge and experience in internal control over financial reporting requirements.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated November 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: November 10, 2022

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